

December 9, 2024

Eric R. Newell
Executive Vice President and Chief Financial Officer
Eagle Bancorp, Inc.
7830 Old Georgetown Road
Third Floor
Bethesda, MD 20814

> **Re: Eagle Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 8-K filed October 23, 2024**
> **File No. 000-25923**

Dear Eric R. Newell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance